Exhibit J

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF NOVEMBER 25, 2020

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2019, on Form 18-K filed with the Commission on September 21, 2020. To the extent the information in this Exhibit J is inconsistent with the information contained in such annual report, the information in this Exhibit J replaces such information. Initially capitalized terms used in this Exhibit J have the respective meanings assigned to those terms in such annual report.

Political Developments

On October 6, 2020, the Baltasar Garzón International Foundation for Human Rights and Universal Jurisdiction (Fibgar) reported that it had filed a lawsuit against former President Ricardo Martinelli in Spain for alleged money laundering and corruption in connection with the current investigation into alleged bribes in the aggregate amount of U.S.$82.7 million paid by Fomento de Construcciones y Contratas (FCC) in exchange for contracts in Panama.

On November 20, 2020, by a majority vote, the Superior Court of Appeals of Panama accepted the prosecution’s appeal of the acquittal of former President Ricardo Martinelli in the case involving illegal wiretapping of more than 150 victims, including political leaders, journalists and civil society, and ordered a new trial for the crimes of inviolability of secrecy, right to privacy and embezzlement.

Recent Government Actions

On September 4, 2020, the Third Chamber of the Supreme Court of Justice ruled in favor of Abdul Waked, confirming that the Soho trust was an administrative contract and not a commercial contract, and therefore the lawsuit fell within the jurisdiction of the Supreme Court of Justice, not the civil courts.

On September 23, 2020, the Civil Aeronautic Authority of Panama, through Resolution No. 150, communicated that international flights would resume in the Republic of Panama as of October 12, 2020, in accordance with the protocols established by the Ministry of Health (Minsa).

On September 24, 2020, the Government of Panama, through Resolution No. 902, authorized the reopening of certain retail businesses, including malls; restaurants; all professional services; and administrative and general services beginning September 28, 2020.

On October 20, 2020, The Minister of Health, Luis Francisco Sucre, announced that, as of October 24, 2020, family activities on beaches and rivers are authorized to resume. The Minister also reported that, beginning October 25, 2020, the total quarantine would be lifted on Sundays, but a curfew would be maintained from Monday to Sunday from 11:00 p.m. to 5:00 a.m.

On October 20, 2020, the Minister of Economy, Héctor Alexander, presented to the National Assembly a modification to the Fiscal Social Responsibility Law. The proposal would raise the limits of the deficit, with the new fiscal deficit ceiling for 2020 between 9% and 10.5%, a substantial increase from the 2.75% of the current law, and the new fiscal deficit ceiling for 2021 between 7% and 7.5%.

On October 22, 2020, President Laurentino Cortizo Cohen announced the extension until June 30, 2021 of the payment moratorium for those who have not been able to meet their obligations to banks due to a reduction in their income caused by the COVID-19 pandemic.

On October 28, 2020, the National Assembly approved the general state budget for 2021, which amounts to U.S.$24,192.4 million.

On October 29, 2020, the Panama Metro signed a contract with the HPH Joint Venture Consortium for an engineering project consisting of the design and construction of civil works, auxiliary line and station facilities, supply and installation of the railway system and start-up of Line 3 of the Panama Metro.

On November 2, 2020, the Embassy of the United States in Panama donated 120,000 COVID-19 tests to the Panamanian health authorities.

On November 7, 2020, the government declared a state of environmental emergency in the provinces of Bocas del Toro, Coclé, Chiriquí, Hererra, Panamá, Panamá Oeste, Veraguas and the Ngäbe Buglé region as a result of Hurricane Eta and approved U.S.$100 million that will be assigned immediately to address the situation in those regions.

On November 10, 2020, the Ministry of Economy and Finance (MEF) announced that adjustments to the 2020 and 2021 budgets will take place in order to meet the needs caused by the passage of Hurricane Eta through the country.

On November 10, 2020, Minsa announced new restriction measures for two districts of the province of Veraguas, which include a daily curfew starting on November 11, 2020, from 7:00 p.m. to 5:00 a.m. and total quarantine beginning on November 15, 2020. In addition, meetings of more than 10 people and visits to beaches, rivers and spas are suspended. For the rest of the province and the country, the curfew remains at 11:00 p.m. to 5:00 a.m.

As of November 22, 2020, Panama had 154,783 cases, 2,957 deaths, 14,938 people in domestic isolation and 926 people in the hospital due to COVID-19.

The Panamanian Economy

In the first six months of 2020, estimated GDP growth was (18.9)%, compared to 2.9% for the same period in 2019, due in part to the quarantine ordered by the government in March 2020 as a result of the COVID-19 pandemic. Inflation, as measured by the average CPI with base year 2013, was negative 2.5% in the first five months of 2020.

The transportation, storage and communications sector contracted by an estimated 5.2% for the first six months of 2020, compared to the same period in 2019, primarily due to a decrease in the operations of the Panama Canal and ports. Mining activities increased by 31.9% in the first six months of 2020, compared to the same period in 2019, reflecting a contribution of 3.0% of GDP, due to exports of copper concentrate. The construction sector contracted by 44.4% in the first six months of 2020, compared to the same period in 2019, reflecting a contribution of 11.4% of GDP, primarily due to a decline in construction of residential and non-residential buildings and the completion of investments in large private projects. The financial intermediation sector contracted by 1.4% in the first six months of 2020, compared to the same period in 2019, and represented a contribution of 8.9% of GDP in the first six months of 2020, compared to the same period in 2019. The contraction in the financial intermediation sector was attributable mainly to lower performance of the financial services of the International Banking Center.

The Central Government’s preliminary current savings for the first nine months in 2020 registered a deficit of U.S.$2,332.7 million (3.8% of nominal GDP) compared to a deficit of U.S.$658.5 million for the same period in 2019 (1.0% of nominal GDP). The Government’s overall deficit increased to U.S.$4.4 billion in the first nine months of 2020 (7.3% of nominal GDP) compared to a deficit of U.S.$3.5 billion for the same period in 2019 (5.2% of nominal GDP).

On October 28, 2020, the National Assembly approved Panama’s 2021 budget, which became Law No. 176 of November 13, 2020. The 2021 budget contemplates total expenditures of U.S.$24.2 billion, with budget estimates based on an anticipated nominal GDP of U.S.$67.5 billion (4.0% real growth from 2020) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$4,709.7 million (approximately 7.0% of preliminary nominal GDP) for 2021. Compliance with the Social and Fiscal Responsibility Law is assessed only against year-end results. The 2020 budget allocates public recurrent and capital expenditures as follows: 44.4% to social services; 16.4% to financial services; 12.7% to general services; 6.4% to infrastructure development; 3.0% to development and promotion of production; 0.9% to environment and technology; and 16.3% to other services. Investment for 2021 includes ongoing projects, such as Metro Line No. 1 extension to Villa Zaita, Metro Line No. 2 extension to Tocumen Airport, Metro Line No. 3, and an extension of the Panamerican highway between La Chorrera and San Carlos.

The preliminary fiscal deficit of the non-financial public sector for the first nine months of 2020 was approximately U.S.$4,214.0 million (6.9% of nominal GDP). Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018 and amended by Law No. 102 of 2019, establishes a ceiling for the adjusted fiscal deficit of the non-financial public sector of 2.75% of nominal GDP, projected in the budget for the 2020 fiscal year. On October 20, 2020, the Minister of Economy, Héctor Alexander, presented to the National Assembly a modification to the Fiscal Social Responsibility Law. The proposal would raise the limits of the deficit, with the new fiscal deficit ceiling for 2020 between 9% and 10.5%, a substantial increase from the 2.75% of the current law, and the new fiscal deficit ceiling for 2021 between 7% and 7.5%.

The preliminary fiscal deficit of U.S.$4,214.0 million for the non-financial public sector deficit for the nine-month period ended on September 30, 2020, represented an increase of U.S.$1,549.9 million over the deficit of U.S.$2,664.2 million registered for the same period of 2019. Total non-financial public sector expenditures for the nine-month period ended September 30, 2020 were U.S.$10,378.2 million, a decrease of U.S.$332.6 million (3.1%) from U.S.$10,710.8 million for the same period in 2019. Total revenue for the nine-month period ended on September 30, 2020 was U.S.$6,164.2 million, a decrease of U.S.$1,882.4 million (23.4%) from U.S.$8,046.7 million for the same period of 2019.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$2,068.6 million for the first nine months of 2020, a decrease of U.S.$710.8 million compared to U.S.$2,779.4 million during the same period of 2019. Non-financial public sector current expenses during the nine-month period ended on September 30, 2020 amounted to U.S.$8,309.6 million, a U.S.$378.2 million (4.8%) increase from U.S.$7,931.4 million during the same period of 2019. On the revenue side, tax revenue to the Central Government during the first nine months of 2020 was U.S.$2,816.1 million, a decrease of U.S.$1,270.0 million (31.1%) from U.S.$4,086.4 million for the same period of 2019, while non-tax revenue was U.S.$911.7 million, a decrease of U.S.$164.0 million (15.3%) from U.S.$1,076.0 million for the same period in 2019. Capital revenue to the Central Government during the first nine months of 2020 was U.S.$7.6 million.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Panama Canal. The Panama Canal registered 475.1 million tons of shipping transiting through its waters in its 2020 fiscal year (October 1, 2019 – September 30, 2020) a 4% drop compared to projections. During its 2020 fiscal year, the Panama Canal registered 13,369 transits, a 2% reduction compared to budget estimates.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$8.3 billion at September 30, 2020.

On September 16, 2020, the Board of Directors of the FAP approved the transfer of U.S.$20 million to the National Treasury, based on a request from the Ministry of Economy and Finance due to the State of Emergency caused by the COVID-19 pandemic. The funds will be used to support the purchase of vaccines by the National Government.

This withdrawal is carried out in accordance with article 5 of Law 38 of 2012, which creates the FAP and which authorizes FAP resources to be used in association with a State of Emergency, as was declared by Cabinet Resolution No. 11 of March 13, 2020.

Electric Power.

As of September 30, 2020, Panama had an installed generating base of 3,861,95 megawatts (“MW”), of which 1,791.5 MW (46.5%) were hydroelectric, 1,597.8 MW (41.5%) were thermoelectric, 270.0 MW (7.0%) were wind power, 194.6 MW (5.1%) were photovoltaic power and 8.1 MW (less than 1%) were biogas.

Air Transportation.

On October 12, 2020, the Aeropuerto Internacional de Tocumen (AITSA) restarted commercial operations.

On November 17, 2020, AITSA reported that from October 12, 2020 to November 11, 2020, approximately 247,700 passengers have traveled through the airport.

Ports.

As of October 31, 2020, the Manzanillo International Terminal had handled approximately 2.18 million TEUs of cargo and containers, compared to approximately 2.09 million TEUs in the same period of 2019.

As of October 31, 2020, the container port in Colón had handled approximately 580,199 TEUs of cargo and containers, compared to approximately 653,820 TEUs of cargo and containers in the same period of 2019.

Panama Canal

The Panama Canal plays a significant role in the Panamanian economy. In the PCA’s 2020 fiscal year ending on September 30, 2020, Canal transits decreased to 13,369 from 13,785 in fiscal year 2019, while cargo tonnage in fiscal year 2020 increased to 255.8 million long tons from 253.0 million long tons in fiscal year 2019. According to the PCA, toll revenues for fiscal year 2020 reached U.S.$2,663.0, an increase of 2.7% compared to U.S.$2,593.0 million in fiscal year 2019.

On September 21, 2020, the administrator of the Panama Canal, Ricaurte Vásquez, submitted the Canal’s budget for fiscal year 2021 to the Budget Commission of the National Assembly. The proposed 2021 budget estimates revenues of US$3,308.9 million and contributions to the National Treasury of US$1,760.3 million, the third largest contribution since 2000.

On September 25, 2020, the International Chamber of Commerce (ICC) issued a partial award in the legal dispute over the composition of basalt and the concrete formula in the canal works, directing the consortium Grupo Unidos por el Canal, S.A. (GUPCSA) to pay the Panama Canal Authority (“PCA”) a sum of US$240 million.

On September 28, 2020, the National Assembly of Panama approved the budget of the PCA for fiscal year 2021, which estimates revenues of US$3,308.9 million.

On October 7, 2020, the administrator of the Panama Canal, Ricaurte Vásquez, reported that the Panama Canal closed its 2020 fiscal year with revenues similar to those budgeted, but with higher expenses due to the allocation of about US$30 million to needs related to the COVID-19 pandemic. Despite the increase in expenses, there was additional revenue of US$137 million from the freshwater fee, which partially offset a US$200 million reduction in toll revenue.

On October 22, 2020, Moody’s reaffirmed its A1 debt rating for the PCA, but changed its outlook from stable to negative.

On November 3, 2020, news outlets reported that Sacyr and its partners filed a new claim (claim 17 related to the work on the third set of locks of the Panama Canal) with the Dispute Adjudication Board (DAB) on July 27, 2020 related to disagreements about defects, pending works and the issuance of the performance certificate.

Employment and Labor

Social Security

Since its inception in July 2000 through July 31, 2020, SIACAP had received over U.S.$1.7 billion in contributions from its participants. As of October 31, 2020, SIACAP had 499,899 participants and carried a balance of U.S.$802.2 million in contributions from its participants.

Financial System

During the ten-month period ended October 31, 2020, aggregate trades through La Bolsa de Valores de Panamá (“La Bolsa”) totaled U.S.$6.9 billion. La Bolsa remains a small portion of the financial services sector. During ten-month period ended October 31, 2020, equity trades represented 2.4% of trading volume.

During the ten-month period ended October 31, 2020, local secondary market transactions in Panama totaled U.S.$1,858.5 million.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

For the nine-month period that ended September 30, 2020, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$490.0 million, a decrease of 10.4% compared to U.S.$547.0 million in the same period of 2019, in part due to lower exports of clothing and agricultural produce, particularly pineapple and shrimp. In the nine-month period that ended September 30, 2020, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$5,794.7 million, a decrease of 40.4% compared to U.S.$9,721.1 million in the same period of 2019, in part due to lower imports of consumer goods, particularly fuel and lubricants.

For the nine-month period that ended September 30, 2020, banana and pineapple exports recorded a preliminary total of U.S.$111.4 million, a 2.6% increase from U.S.$108.6 million in the same period of 2019, primarily due to higher exports of bananas.

For the nine-month period ended September 30, 2020, shrimp exports recorded a preliminary total of U.S.$12.9 million, a 48.4% decrease from U.S.$24.9 million in the same period of 2019, primarily due to lower sales in the United States.

For the nine-month period that ended September 30, 2020, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$43.1 million, a 23.6% increase from U.S.$34.9 million in the same period of 2019, due to an increase in the catch of fish and other marine species.

For the nine-month period that ended September 30, 2020, beef cattle exports recorded a preliminary total of U.S.$24.1 million, a 40.9% increase from U.S.$17.2 million in the same period of 2019, primarily due to growth in export volumes from increased demand.

Public Debt

On September 29, 2020, the Republic of Panama issued U.S.$1.25 billion of its 2.252% Global Bonds due 2032, U.S.$1.0 billion of its 3.870% Global Bonds due 2060 and U.S.$325.0 million of its 3.750% Treasury Notes (Notas del Tesoro) due 2026, which were executed concurrently with a tender offer to purchase for cash Panama’s 4.875% PANOTA due 2021 and 5.625% PABONT due 2022. In connection with the tender offer, the Republic purchased U.S.$252.8 million of its 4.875% PANOTA due 2021 and U.S.$125.0 million of the 5.625% PABONT due 2022.

As of September 30, 2020, total public debt was U.S.$36,107.23 million. Internal public debt accounted for 19.73% of total debt, while external public debt accounted for 80.27% of total debt. The average maturity of the debt portfolio as of September 30, 2020 was 14.5 years, with an average duration of 9.4 years. As of October 31, 2020, local secondary market transactions reached U.S.$1,858.50 million.

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